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                                                               EXHIBIT 99.(A)(6)

[TIMES MIRROR LOGO]

November 29, 1995

Dear Stockholder:

     The Times Mirror Company (the "Company") is offering to purchase up to 3,250,000 shares of its Conversion Preferred Stock, Series B (representing approximately 29% of such shares currently outstanding), at prices, net to the seller in cash, without interest thereon, not greater than $26.50 nor less than $25.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within that price range at which you are willing to sell all or a portion of your shares to the Company.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within that price range that will allow it to buy 3,250,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will, subject to possible proration, conditional tenders and provisions relating to the tender of "odd lots," be purchased for cash at that purchase price, net to the selling stockholder, without interest thereon. All other shares that have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered.

     If you do not wish to participate in the Offer, you do not need to take any action.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to tender shares are also explained in detail in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any shares.

     Please note that the Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 27, 1995, unless extended by the Company. Questions regarding the Offer should be directed to D.F. King & Co., Inc., the Information Agent, at (800) 848-3094 (toll-free), or to Goldman, Sachs & Co., the Dealer Managers, at (800) 323-5678 (toll-free).

                                          Sincerely,

                                          /s/  MARK H. WILLES
                                          --------------------------------------
                                          Mark H. Willes
                                          President and Chief Executive Officer